



SoLá THERAPY

Dr. Georgine Lamvu
MD, MPH, CPE, CSO
Professor of Ob/Gyn
University of Central Florida
Gyn Surgeon, Pelvic Pain Specialist, & Epidemiologist
Chairwoman of The International Pelvic Pain Society
Director of The National Vulvodynia Registry (2009-2016)
01:16

A BREAKTROUGH FOR CHRONIC PELVIC PAIN

1 in 10 women suffer from debilitating pelvic pain, including endometriosis and IC. Before SoLá Therapy, millions of women were without hope. There was no pathway to rapid pain relief. Launched in 2019, SoLá Therapy has been performed more than 2,000 times, providing relief in as little as one-two weeks.

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HIGHLIGHTS | OVERVIEW | PITCH DECK | OPPORTUNITY | TEAM | TERMS | DISCUSSION

MINIMUM INVESTMENT	TARGET MINIMUM	MAXIMUM RAISE	RAISED
$300	$50,000	$1.07M	$170,300

Raised

HIGHLIGHTS

COMPANY

- The first major improvement in the treatment of chronic pelvic pain, including endometriosis and IC (in decades)
- Only legally marketed medical device in this multi-billion dollar pelvic pain market.
- Better and faster than the standard of care, physical therapy.
- Supported by more real-world data than any other treatment for chronic pelvic pain.
- Already in use by more than 20 gynecologists, including world leaders
- Chief scientific officer is chairwoman of The International Pelvic Pain Society
- Lead investors include the creator of Sirius XM and CEO of United Therapeutics
- More than 2,000 procedures performed since Q4 of 2019



The following video contains testimonials submitted by actual SoLá Therapy Patients.
01:26

"My sex life has completely done a 180."

Leigh G.
Consumer



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OVERVIEW

Uroshape is the first medical device company to address this debilitating disorder that affects more women than asthma or diabetes. 1 in 10 women suffer from pelvic pain. These women have pain with intercourse, sitting, standing, exercise, urination, and/ or bowel movements. Common diagnoses include endometriosis, interstitial cystitis, pelvic congestion, pelvic neuralgia, and pelvic floor dysfunction. Since our launch in late 2019, we have partnered with gynecologists, urologists, and physical therapists across the U.S. who have performed over 2,000 treatments. UroShape's SoLá Therapy offers rapid pain relief to women who previously had little hope. Regardless of diagnosis, 85% of women with chronic pelvic pain share a common pain generator: pelvic muscle spasm. Most women treated with the SoLá Therapy Near-Infrared Laser achieve maximum improvement in less than three weeks. The SoLá Therapy Laser is painless, non-destructive, and treatments are only 2-4 minutes in length. Unlike medications that cause side effects such as hot flashes, headaches, bone loss, and fatigue, SoLá side effects are minimal. In contrast to most devices and medications that rely solely on biased clinical trials to demonstrate effectiveness, SoLá Therapy combines clinical trials with real-world evidence. The SoLá Therapy Touch Screen gathers information on the results of every treatment for every patient while protecting patient privacy. No patients are excluded. We analyze these real-world results. When we talk about our treatment's effectiveness, it means something to women in the real world.

SoLá Therapy's team is composed of renowned doctors specializing in pelvic medicine, including our Chief Science officer Dr. Georgine Lamvu, the Chairwoman of the International Pelvic Pain Society, and business leaders in healthcare technology. With the introduction of SoLá Therapy, the team has entered an estimated 10 billion dollar domestic market and a worldwide market expected to exceed 20 billion dollars. The company's financial milestones will be exceeded if it treats only 1% of American women suffering from pelvic pain.

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COMPANY PITCH DECK


A Breakthrough For Chronic Pelvic Pain
Endometriosis, IC, & More
SoLá THERAPY
UroShape, LLC
www.SolaTherapy.com

Download SoLá Therapy Pitch Deck

INNOVATIVE PRODUCT

Although 1 in 10 women suffer from debilitating pelvic pain, there has not been any salient solution on the market that has proven to be as effective as SoLá Therapy. All other medications and treatments, with the exception of vaginal physical therapy, have demonstrated very limited effectiveness. Vaginal Physical Therapy, performed by a small number of specialty physical therapists, is often painful. Vaginal PT is typically part of 8-10 one-hour-long treatments performed over 8-10 weeks. The SoLá Therapy Laser is painless, treatments last 2-4 minutes, and the entire treatment series is typically completed in just 2-4 weeks. SoLá Therapy is simple to perform and highly reproducible. Our market is size is impressive. Treatment can be delivered at the offices of over 40,000 gynecologists, 14,000 urologists, and 250,000 physical therapists.

The SoLá Therapy works by delivering therapeutic Near-Infrared laser energy directly into the pelvis. This process is known as photobiomodulation. Some scientists call this the photosynthesis of the human cell. Near-infrared light reacts with the microscopic organs inside each cell, releasing toxins and stimulating energy production. One of the key products is nitric oxide. Nitric oxide is a powerful relaxer of both painful spastic pelvic and the muscles of blood vessel walls. Blood vessel relaxation improves circulation, delivering oxygen to oxygen-deprived tissues. Unlike commonly used medical lasers, the SoLá Therapy Laser generates a wavelength of energy that is non-destructive and therefore remarkably safe.


How
SoLá
THERAPY
works



SoLá Therapy's business model allows physicians to escape the burden of buying expensive equipment and earn profits on their first day using the system. Physicians enter into a 36-month, $700 per month, subscription agreement for the use of the SoLá Therapy Laser, maintenance, and updates. Physicians pay this monthly fee to a third-party lender who pays Uroshape (that's us) the full value of the subscription agreement upfront. Each time a physician enrolls a new patient for treatment by entering information into the laser's touch screen, the physician's credit card is charged for the sterile disposable laser wands used for that patient.

Physicians charge the patient a cash fee for treatment. A typical three-week treatment series ranges from $1,500 to $2,500. Secondary to high insurance deductibles and the limited effectiveness of other treatment options, SoLá Therapy is typically the most cost-effective option.

SoLá Therapy's cash-pay business model has been validated by both patients and physicians across the U.S. Additionally, our company is on a pathway to insurance reimbursement. We have started a patient advocacy program to submit insurance claims, are applying for a billing code (CPT code), and are well underway to accumulating the necessary data support CMS and private payor insurance determinations. Although reimbursement is expected, our success is not predicated on it.

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OPPORTUNITY AND LANDSCAPE

SoLá Therapy is expected to see early use by the nearly 200,000 U.S. women referred to pelvic physical therapy each year as well as those receiving prescriptions for the treatment of endometriosis and interstitial cystitis. This equates to over $100 million in SoLá Therapy topline revenue. The company's total addressable U.S. target market is represented by 10 million women suffering from chronic pelvic pain with muscle spasm, equating to a $10 billion domestic market. The worldwide market opportunity is estimated to be over $20 billion.

Because SoLá Therapy is the only legally marketed medical device available to treat the majority of women with Chronic Pelvic Pain, it has a significant potential for growth. The only salient treatment alternative is Vaginal Physical Therapy, which is often painful and lengthy.

SoLá Therapy has been successfully commercialized as a cash pay procedure with clinical validation and is generating annually recurring revenue. We are on a pathway to healthcare insurance reimbursement. The company is expected to achieve a topline revenue of $53 million in four to five years. Topline revenue and EBITDA are projected to lead to a rewarding exit by 2024-2025. As our company has a validated cash-pay business, an exit is not beholden to reimbursement.






A First in Pelvic Medicine

TERMS

MINIMUM INVESTMENT

$300

INVESTMENT DETAILS

Safe Note: Your investment converts to common shares at the time of the next equity event or sale of the company.

Discount applied at the time of conversion to common stock:

Investments up to $999 receive a 5% discount on common stock.

Investments of $1,000 to $9,999 receive a 10% discount on common stock.

Investments of $10,000 to $14,999 receive a 12% discount on common stock.

Investments of $15,000 or greater receive a 15% discount on common stock.

Conversion price is guaranteed to be equal to or less than the share price at the valuation cap.

PERKS

Do you know someone with pelvic pain? Invest $1000 and receive a $500 SoLá Therapy gift certificate. Investors of greater than $5,000 will receive a gift certificate* for a complete SoLá Therapy Treatment Series. That's a $2,500 value.

Are you a licensed physician or physical therapist that would like to offer SoLá Therapy? Investors of $25,000 or more will receive a gift certificate* for an 18-month subscription to use the SoLá Therapy Laser. That's a $12,500 value!

Are you an active SoLá Therapy Provider? Investors of $25,000 or more will receive a gift certificate* for 25 patient treatment kits. That's a $12,500 value.

*Gift Certificates are redeemable for up to 12 months following your investment.

PRE MONEY VALUATION

$15.5 million on cap valuation

VALUATION CAP

$19.5 million

MAXIMUM RAISE

$1.07 million

MANAGEMENT TEAM



RALPH ZIPPER, MD, FPMRS

Chief Executive Officer

- Over 22 years of both clinical and industry experience in the field of pelvic medicine
- Fellowship trained in gynecology at the Johns Hopkins Hospital
- Dr. Zipper has trained over 1,000 surgeons and sales representatives



KEVIN RICHARDSON, MBA

Chief Operating Officer & President

- Over 20 years of global commercial and operational leadership experience in healthcare technology
- Former CEO of the Americas for Sirtex Medical where he grew NA sales from $30MM to over $140MM
- Medical device experience with Boston Scientific and St. Jude Medical



GEORGINE LAMVU, MD, MPH

Chief Scientific Officer

- Chairwoman of the International Pelvic Pain Society
- Professor in Obstetrics and Gynecology at the UCF
- Director of the Fellowship in Minimally Invasive Surgery at the Orlando VA Medical Center
- Author of 56 peer-reviewedpublications and multiple textbookchapters on pelvic pain



CHARLES BUTRICK, MD, FPRMS

Chief Medical Officer

- Former President of the International Pelvic Pain Society and former President of the International Society of Pelvic Neuromodulation
- One of the most recognized and key opinion leaders in the area of Chronic Pelvic Pain and Pelvic Medicine
- Author of multiple publications and keynote presentation on Chronic Pelvic Pain



STEVE BOWERS

Vice President of Sales and Marketing

- Over 21 years of experience in women's healthcare
- Former national sales manager for American Medical Systems specializing in Gyn & Urology, TAP Pharmaceuticals and Influence Medica
- Key figure in multiple product launches

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MEDICAL ADVISORY BOARD



NEERAJ KHOLI, MD, MBA

Boston, MA

- Medical Director, Boston Urogyn
- Assistant Professor, Ob/Gyn, Harvard Medical School
- Past Chief Urogynecology Harvard's Bringham & Women's Hospital



KRISTENE WHITMORE, MD

Philadelpia, PA

- Professor Surgery/Urology and OB/GYN Drexel University College of Medicine & Reconstructive Surgery, Drexel University College of Medicine
- Chair Urology and Female Pelvic Medicine & Reconstructive Surgery,
- Past President American Urogynecology Association



STEPHANIE PRENDERGAST, MPT

Los Angeles, CA

- CEO Pelvic Health & Rehabilitation Centers
- Past President International Pelvic Pain Society
- Board Member IPPS







MICHAEL HIBNER, MD, PHD

Phoenix, AZ

- Associate Professor, Ob/Gyn, College of Medicine Phoenix
- Board Member International Pelvic Pain Society

FRANK TU, MD, MPH

Chicago, IL

- Associate Professor, Ob/Gyn University of Chicago
- Vice Chair, Quality Northshore Health
- Past President International Pelvic Pain Society
- Board Member IPPS

DOCUMENTS



Form C



verified by crowdcheck
Uroshape, LLC (SoLā Therapy)
Issued February 10, 2021

USE OF PROCEEDS



Sales, General, Advertising
49%
Cost of Goods
23%
Pathway to reimbursement w/ Clinic Evidence Growth
19%
Liabilities
5%
R & D
4%

DISCUSSION

1 thought on "Home"



JEROME GERMAN
FEBRUARY 11, 2021 AT 1:57 PM

I am a man who has had interstitial cystitis for 53 years. It does not appear that this therapy is offered to men. Why is that? The stated modes of healing also seem that they would apply to benign prostate hyperplasia as well. I suffer from both. I have been offered TURP surgery to relieve the BPH, but have read studies that indicate that the TURP procedure often exacerbates the pain of I.C. I would try solar therapy in a heartbeat if it was available to me. From an investment point of view, it seems that BPH is probably an even larger market than I.C.

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